                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*



                            PRECISION SYSTEMS, INC.
                            -----------------------
                               (Name of Issuer)


                         Common Stock $0.01 par value
                         ----------------------------
                         (Title of Class of Securities)

                                   740329107
                                   ---------
                                (CUSIP Number)


                                 Ian M. Dalziel
                         c/o Alta Investissements S.A.
                          8 boulevard Emmanuel Servais
                               L-2535 Luxembourg
                             (011) 352-22-62-22-340
               -------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 16, 1996
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



 CUSIP No.   740329107                        Page   2
           ----------------                        -----


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Primwest Holding N.V.
        I.R.S. Identification No.     None.
________________________________________________________________________________
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]
                                                           (b) [_]
________________________________________________________________________________
  3     SEC USE ONLY
________________________________________________________________________________
  4     SOURCE OF FUNDS*
        OO
- --------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)   [_]
- --------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Netherlands Antilles
- --------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES                       0
       BENEFICIALLY
         OWNED BY                8     SHARED VOTING POWER
           EACH                        2,808,427
         REPORTING
          PERSON                 9     SOLE DISPOSITIVE POWER
           WITH                        0

                                 10    SHARED DISPOSITIVE POWER
                                       2,808,427
- --------------------------------------------------------------------------------
                11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                        2,808,427
- --------------------------------------------------------------------------------
                12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*  [_]
- --------------------------------------------------------------------------------
                13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        19.6%
________________________________________________________________________________
                14    TYPE OF REPORTING PERSON*
                         HC
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



 CUSIP No.   740329107                        Page   3
           ----------------                        -----


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Alta Investissements S.A.
        I.R.S. Identification No.    None.
________________________________________________________________________________
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]
                                                           (b) [ ]
________________________________________________________________________________
  3     SEC USE ONLY
________________________________________________________________________________
  4     SOURCE OF FUNDS*
        OO
- --------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)  [_]
- --------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg
- --------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES                       0
       BENEFICIALLY
         OWNED BY                8     SHARED VOTING POWER
           EACH                        2,808,427
         REPORTING
          PERSON                 9     SOLE DISPOSITIVE POWER
           WITH                        0

                                 10    SHARED DISPOSITIVE POWER
                                       2,808,427
- --------------------------------------------------------------------------------
                11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                      REPORTING PERSON
                        2,808,427
- --------------------------------------------------------------------------------
                12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*  [_]
- --------------------------------------------------------------------------------
                13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        19.6%
________________________________________________________________________________
                14    TYPE OF REPORTING PERSON*
                        CO

________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



 CUSIP No.   740329107                        Page   4
           ----------------                        -----


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Didier Primat
        I.R.S. Identification No.    None (non-resident alien).
________________________________________________________________________________
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]
                                                           (b) [ ]
________________________________________________________________________________
  3     SEC USE ONLY
________________________________________________________________________________
  4     SOURCE OF FUNDS*
        OO
- --------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)          [ ]
- --------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        France
- --------------------------------------------------------------------------------
         NUMBER OF         7     SOLE VOTING POWER
          SHARES                 0
       BENEFICIALLY
         OWNED BY          8     SHARED VOTING POWER
           EACH                  2,808,427
         REPORTING
          PERSON           9     SOLE DISPOSITIVE POWER
           WITH                  0

                           10    SHARED DISPOSITIVE POWER
                                 2,808,427
- --------------------------------------------------------------------------------
                  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
                           2,808,427
- --------------------------------------------------------------------------------
                  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                   [  ]
- --------------------------------------------------------------------------------
                  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.6%
________________________________________________________________________________
                  14       TYPE OF REPORTING PERSON*
                           IN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.   740329107                        Page   5
           ----------------                        -----


ITEM 1 Security and Issuer
       -------------------

  The title of the class of equity securities to which this statement relates is the Common Stock, $0.01 par value ("Shares") of Precision Systems, Inc. ("Precision"). The address of the principal executive offices of Precision is 11800 30th Court North, St. Petersburg, Florida 33716.

ITEM 2 Identity and Background
       -----------------------

  Alta Investissements S.A., a Luxembourg corporation ("Alta"), and Primwest Holding N.V., a company incorporated in the Netherlands Antilles ("Primwest" and, together with Alta, the "Companies"), have as their principal businesses the investment in and holding of securities. Alta's principal executive offices are located at 8 boulevard Emmanuel Servais, L-2535 Luxembourg. Primwest's principal executive offices are located at 62 de Ruyterkade, Curacao, Netherlands Antilles.

  Alta is a majority-owned subsidiary of Primwest. Mr. Didier Primat (together with the Companies, the "Reporting Persons") is a director of each of the Companies and is the President of Primwest. Mr. Primat owns a majority of the issued and outstanding capital stock of Primwest. Mr. Primat's address is 7, cours de Rive, 1204 Geneva, Switzerland. Mr. Primat is a French citizen.

  The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of each of the Companies are set forth in Schedule A to this statement and are incorporated herein by reference.

  During the last five years, neither the Reporting Persons nor any of the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 Source and Amount of Funds or Other Consideration
       -------------------------------------------------

  Precision acquired 95,329 shares of the common stock of Vicorp N.V., a Netherlands Antilles corporation ("Vicorp") from Alta in exchange for 2,808,427 Shares (the "Exchange") pursuant to the Share Exchange Agreement, as defined and described in Item 4 hereof and incorporated herein by reference.

                                  SCHEDULE 13D


 CUSIP No.   740329107                        Page   6
           ----------------                        -----


ITEM 4 Purpose of Transaction
       ----------------------

  Pursuant to a Share Exchange Agreement between Alta and Precision (the "Share Exchange Agreement"), Alta transferred to Precision all shares in Vicorp held by Alta, consisting of approximately 90% of the issued and outstanding capital stock of Vicorp. Prior to the Exchange, Vicorp N.V. developed and distributed software and integration services that enable the provision of intelligent network-compatible interactive voice, data and videotext applications. The Share Exchange Agreement is attached hereto as Exhibit 2 to this statement and is incorporated herein by reference.

  In connection with the Exchange, Alta, Primwest, Precision and certain of its other shareholders entered into an agreement (the "Shareholders' Agreement") pursuant to which Primwest is entitled to certain registration rights and to nominate one member of the Board of Directors of Precision for so long as Primwest beneficially owns at least 10 percent of the Shares. Mr. Ian M. Dalziel has accordingly been nominated to the Board of Directors of Precision. Subject to certain exceptions, Alta may not transfer any of the Shares acquired by Alta in the Exchange for a twelve month period. The Shareholder's Agreement is attached hereto as Exhibit 3 to this statement and is incorporated herein by reference.

  None of the Reporting Persons or the persons listed on Schedule A hereto currently has any plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that the shareholders of Alta have by resolution approved (i) the grant by Alta to each of Didier Primat, Ian M. Dalziel and one other former director of Vicorp of an immediately exercisable option to acquire 14,730 Shares held by Alta at an exercise price of 9 Swiss francs per share, and (ii) the distribution of the Shares held by Alta to its shareholders. Each such transaction is currently expected to be completed by August 31, 1996.

ITEM 5  Interest in Securities of the Issuer
        ------------------------------------

  (a) Alta beneficially owns 19.6% of the Shares (2,808,427 Shares). Because Primwest owns a majority of the issued and outstanding shares of capital stock of Alta, Primwest may be deemed to be a beneficial owner of such Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"). Because Mr. Primat owns a majority of the issued and outstanding shares of capital stock of Primwest, Mr. Primat may also be deemed to be a beneficial owner of such Shares pursuant to Rule 13d-3 under the Act.

  (b) The voting and dispositive power with respect to the Shares held by Alta are shared by Alta, Primwest and Mr. Primat.

  (c) Other than the Exchange as defined in Item 3 hereof, the granting of options as described in Item 6 and the approval of the granting of options as described in Item 4 hereof, there have been no transactions in the Shares effected during the last sixty days by any Reporting Person or by any of the persons named in Schedule A hereto.

                                  SCHEDULE 13D


 CUSIP No.   740329107                        Page   7
           ----------------                        -----


ITEM 5     (continued from previous page)

     (d) Certain other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, but no such person's interest relates to more than five percent of the class.

     (e)   Not applicable.


ITEM 6     Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer
           ------------------------------------------------------

  Pursuant to the Precision Systems Inc. Stock Option Plan for Outside Directors, Precision has granted to Ian M. Dalziel an options to acquire 25,000 Shares (approximately 0.17 percent of the issued and outstanding Shares) at an exercise price of $14.50 per Share. Such options consist of (i) a presently exerciseable option to acquire 8,334 Shares, expiring on June 13, 2001, (ii) an option to acquire an additional 8,333 Shares vesting on June 13, 1997 and expiring on June 13, 2002, and (iii) an option to acquire an additional 8,333 Shares vesting on June 13, 1998 and expiring on June 13, 2003. Pursuant to Mr. Dalziel's arrangement with Primwest, it is anticipated that upon any exercise of such options, the Shares so acquired (or the proceeds of any sale of such Shares) will be assigned to Primwest.

  Except as described in the preceding paragraph or in Item 4 hereof, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A hereto or between such persons and any other person with respect to any securities of Precision, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of profits, or a pledge or contingency the occurrence of which would give another person voting power or investment power over securities of Precision.


ITEM 7     Material to be Filed as Exhibits
           --------------------------------

  Joint Filing Agreement      Exhibit 1
  Share Exchange Agreement    Exhibit 2
  Shareholders' Agreement     Exhibit 3

                                  SCHEDULE 13D


 CUSIP No.   740329107                        Page   8
           ----------------                        -----


SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      June 21, 1996             By:  Primwest Holding N.V.
  ------------------
        Date
                                      By:  /s/ Didier Primat
                                           -----------------
                                      Name:  Didier Primat
                                      Title: President

      June 21, 1996             By:  Alta Investissements S.A.
  ------------------
        Date
                                      By:  /s/ Ian M. Dalziel
                                           ------------------
                                      Name:  Ian M. Dalziel
                                      Title:  President

      June 21, 1996             By:  /s/ Didier Primat
  ------------------                 -----------------
                                Name:  Didier Primat

                                  SCHEDULE 13D


 CUSIP No.   740329107                        Page   9
           ----------------                        -----


                               Index of Exhibits


            Exhibit/Schedule                 Document
            ----------------                 --------

            Schedule A                Additional Information Required
                                      Pursuant to General Instruction C

            Exhibit 1                 Joint Filing Agreement
            Exhibit 2                 Share Exchange Agreement
            Exhibit 3                 Shareholders' Agreement

                                  SCHEDULE 13D


 CUSIP No.   740329107                        Page   10
           ----------------                        ------


                                   SCHEDULE A



  The sole director and sole executive officer of Primwest Holding N.V. is Mr. Didier Primat. The directors of Alta Investissements S.A. are Didier Primat, Ian M. Dalziel and Yves Kempf. The sole executive officer of Alta Investissements S.A. is Ian M. Dalziel, its President. Mr. Dalziel is also a director of Precision.

  Mr. Primat's address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship are set forth in Item 2 of the statement of which this Schedule A is a part.

  Mr. Dalziel's present principal employment or occupation is as President of, and his business address is care of, Alta Investissements S.A., 8 boulevard Emmanuel Servais, L-2535 Luxembourg. Mr. Dalziel is a citizen of the United Kingdom.

  Mr. Kempf's present principal employment or occupation is as President of Bearbull International Ltd. and of Bearbull Asset Management Ltd, the address of each of which is Charlotte House, Nassau, the Bahamas, British West Indies.
The principal business of Bearbull International and of Bearbull Asset Management is the management of their clients' assets and investments. Mr. Kempf's business address is Charlotte House, Nassau, the Bahamas, British West Indies. Mr. Kempf is a citizen of France.